DREIER & BARITZ
                                ATTORNEYS AT LAW
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

NEIL S BARITZ                1515 North Federal Highway        DREIER & BARITZ
  Member Florida and                Suite 300                  45 Rockefeller Plaza
  New York Bar              Boca Raton, Florida 33432          Suite 2000
                                 (561) 750-0910                New York, New York 10111
MARC S DREIER               Facsimile:(561) 750-5045           (212) 332-3434
  Member New York Bar                                          Facsimile:(212) 332-3435

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                                  July 10, 1998



TRANSMITTED VIA FACSIMILE AND EDGAR


Sarah L. Cunningham
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: UNITED INFORMATION SYSTEMS, INC. (the "Company")
    Registration Statement on Form S-1
    ------------------------------------------------

Dear Ms. Cunningham:

     In furtherance of our telephone conversation of today, this letter shall confirm that we hereby request withdrawal of the above referenced filing due to, among other things, adverse business and market conditions. As a result of the foregoing, the Company is currently experiencing rapid changes in its business and has determined to withdraw its Registration Statement on Form S-1 and refile same at a later date.

     Thank you for your cooperation in processing this request.

                                             Very truly yours,


                                             /s/ Neil S. Baritz
                                             -------------------
                                             Neil S. Baritz

cc: William Cuervo